The Eudora Blog

Peering Over the Patent Cliffs – The Case for Teva

Sep 25, 2013 | 0

This is the first in what will be a series of posts discussing the rationale for our investment in TEVA. Check in over the next few days for the rest of the series.

Teva (the pharmaceutical company, not the one that makes those cool hiking shoes) has had a very tough three and a half years. They're even tougher when you place them in historical context. Between January 31, 1991 and March 31, 2010, Teva's stock marched upward by 10,050%, including reinvested dividends (that is not a typo, and it's absolutely extraordinary when compared to the S&P 500's 425% over the same span). Since then, Teva's stock is down about 40%, with the S&P 500 gaining by approximately the same amount (the underperformance is a bit worse if you consider dividends). Here's a chart that includes both the spectacular rise, and the not as spectacular fall:


Sep 2013: TEVA 38.01
60
50
40
30
20
10
1991
1995
2000
2005
2010

Teva is best known among non-wall-streeters for its generic drug prowess. Indeed, Teva is the largest generic drug manufacturer in the world (although it's lost market share over the past few years; that's not the reason for the stock price doldrums – I'll get to that in a second). But once you start analyzing Teva's actual financial results and performance (NOT its mostly irrelevant stock price performance), you find that generic drugs make up about 30% of Teva's operating earnings. The lion's share of earnings is actually generated by branded drugs that Teva sells, including the blockbuster Multiple Sclerosis drug Copaxone, which *by itself* is responsible for a bit less than half of the company's earnings.

The reason that Teva's stock price has languished so badly over the past few years (we think) is that the market started to see the writing on the wall for Teva's generic drug business as well as for Copaxone. The latter faces generic drug competition as soon as next year, and for certain by 2015, as well as the introduction and commercialization of newer, more convenient, and potentially more effective MS drugs. The former faces, well, THE Patent Cliff™. Every branded drug eventually turns generic, but when I refer to THE Patent Cliff™, I mean the fact that by the end of 2015, almost all of the largest branded drugs will have gone generic, leaving the profitability of the US generic drug market beyond that point as a gigantic question mark (generic drugs are most profitable for the manufacturer in the first six months following the patent expiry, in which the generic drug company usually has the exclusive right to manufacture the drug; thus, if the number of drugs that go generic declines, profitability suffers). The graph below, courtesy of Sanford C. Bernstein, highlights the decline in the dollar value of drugs that are going generic over the next few years:


BRx Sales ($B)
Year GRx Expected to Enter
2005
2006
2007
2008
2009
2010
2011
2012E
2013E
2014E
2015E
2016E
2017E
10
18
14
14
23
29
20
37
17
19
15
14
7

"The market," not being as dumb as some investors wish it would be, started a few years ago already to discount both THE Patent Cliff™ issue, as well as the eventual decline of Copaxone due to its own patent cliff, in Teva's stock price. In the series of blog posts that follow this one, I'll make the argument that just as 2010-2013 saw Teva's stock price properly reflect some harsh realities, the next few years will see the stock price reflect significant positives that the market is *currently* overlooking, as it focuses on the two patent cliffs. In preview, we believe that:

- While the US patent cliff issues are serious for Teva's generic drug business, about two thirds of Teva's generic sales are abroad, where the market dynamics are more positive. Additionally, Teva's US generic operation has an excellent shot at maintaining its current level of financial performance by adapting to the newer opportunities presented by the generic drug market.
- Teva's pipeline of future branded products is composed of drugs with relatively high probabilities of approval and high levels of potential revenue, mostly beginning in 2015. The stock market is *seemingly* ignoring this enormous revenue opportunity (I say seemingly because we can never be sure – everyone makes mistakes).
- Wall Street is overly focused on the Copaxone issue. The difference between an optimistic and pessimistic view of Copaxone amounts to less than 10% of Teva's current share price. It's even less important if you believe, as we do, that Teva is worth significantly more than today's share price implies.
- Teva's management team has been thoroughly revamped over the past year and a half. It took some time for the new team, including the new CEO, to settle in; after all, Teva is an enormous company. But management's plan to significantly cut costs, as well as its new approach to R&D, is likely to produce very positive results over the intermediate to long term.
- Teva's current stock price does not currently reflect the earnings power of its component businesses, the acceleration of earnings growth over the next few years, and the positive optionality of management's new R&D approach.

Stay tuned for Part 2 of this ongoing series.

Disclaimer: This is the first time I'm discussing a specific stock on this blog. This discussion is meant solely as an illustration of our investment and thought process at Eudora, and NOT as a recommendation or suggestion to buy the stock. Before you make any investment, do your own research and talk to your own financial advisor. We are not responsible for what could be a reckless decision to buy any security simply on the basis of reading a blog post or series of blog posts.

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